[OBJECT OMITTED]Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

August 26, 2009

Board of Trustees

Franklin New York Tax-Free Trust

One Franklin Parkway
San Mateo, CA 94403-1906

Board of Trustees
Franklin Tax-Exempt Money Fund

One Franklin Parkway
San Mateo, CA 94403-1906

Re:    Agreement and Plan of Reorganization, made as of the 26th day of August, 2009 (the “Agreement”), by Franklin Tax-Exempt Money Fund, a statutory trust created under the laws of the State of Delaware (“Acquiring Fund”), and Franklin New York Tax-Free Trust, a statutory trust created under the laws of the State of Delaware (“Acquired Trust”), on behalf of its series, Franklin New York Tax-Exempt Money Fund (“Acquired Fund”).

Ladies and Gentlemen:

     You have requested our opinion concerning certain federal income tax consequences of the reorganization of the Acquiring Fund (the “Reorganization”), which will consist of: (i) the acquisition by the Acquiring Fund of substantially all of the property, assets, and goodwill of the Acquired Fund in exchange solely for full and fractional shares of beneficial interest, with no par value, of the Acquiring Fund (“Acquiring Fund Shares”), which are voting securities; (ii) the distribution of full and fractional shares of the Acquiring Fund Shares equal in number to the number of full and fractional shares of beneficial interest, with no par value, of the Acquired Fund (“Acquired Fund Shares”) outstanding at the time of calculation of Acquired Fund’s net asset value on the Closing Date of the Reorganization in complete liquidation of the Acquired Fund; and (iii) the dissolution of the Acquired Fund as soon as practicable after the Closing Date, all upon and subject to the terms and conditions of the Agreement.

     In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, dated as of August 26, 2009; (b) the combined proxy statement/prospectus provided to shareholders of Acquired Fund in connection with a Special Meeting of Shareholders of Acquired Fund held on August 10, 2009; (c) certain representations concerning the Reorganization made to us by Acquiring Fund and Acquired Fund, in a letter dated August 26, 2009 (the “Representation Letter”); (e) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (f) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion. All capitalized terms used herein, unless otherwise defined, are used as defined in the Agreement.

     For purposes of this opinion, we have assumed that the Acquired Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

     Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Acquired Fund and the Acquiring Fund, it is our opinion that:

1.     The acquisition by the Acquiring Fund of the assets of the Acquired Fund in exchange for the issuance of the Acquiring Fund Shares, followed by the distribution by the Acquired Fund of the Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their shares of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.     No gain or loss will be recognized by the Acquired Fund upon the transfer of its assets to the Acquiring Fund in exchange for the Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

3.     No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

4.     No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its shareholders in liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

5.     The tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

6.     The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

7.     No gain or loss will be recognized by Acquired Fund Shareholders upon the exchange of all of their Acquired Fund Shares for the Acquiring Fund Shares pursuant to Section 354(a) of the Code.

8.     The aggregate tax basis of the Acquiring Fund Shares to be received by each shareholder of the Acquired Fund will be the same as the aggregate tax basis of Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.     An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares to be received will include the period during which Acquired Fund Shares exchanged therefor were held, provided that the shareholder held Acquired Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

10.     The Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury (the “Income Tax Regulations”), the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Income Tax Regulations.

     Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

     Our opinion is conditioned upon the performance by the Acquired Trust, on behalf of the Acquired Fund, and Acquiring Fund of their undertakings in the Agreement and the Representation Letter. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

     This opinion is being rendered to the Acquiring Fund and the Acquired Fund, and may be relied upon only by such Funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Registration Statement of Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

     Very truly yours,

     STRADLEY RONON STEVENS & YOUNG, LLP

     /s/ Stradley Ronon Stevens & Young, LLP